

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 11, 2008

Mr. E. Joseph Grady
Chief Financial Officer
Crimson Exploration Inc.
717 Texas Avenue, Suite 2900
Houston, Texas 77002

      Re: Crimson Exploration Inc.
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed March 31, 2008
              File No. 000-21644

Dear Mr. Grady:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Karl Hiller
              Branch Chief